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                                  April 8, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Jeffrey Werbitt, Mail Stop 4-6

Re:      Assure Data, Inc.
         Amendment No. 3 to Registration Statement on Form SB-2
         Filed on April 8, 2005
         File No. 333-123347

         Assure Data, Inc. is filing on this date its Amendment No. 3 to the above-captioned Registration Statement. Set forth below are the comments received from the Staff of the Commission by letter dated March 16, 2005, and under each comment the Company's response and cross reference to its treatment in the Amendment. We have assisted the Company in answering the comments. Complimentary copies of this letter and the Amendment, both clean and marked to show changes, are being delivered contemporaneously herewith, to Melissa Walsh and Jeffrey Werbitt.

General
-------

         1.       Please update your  financial  statements  in accordance  with
                  Item 310(g) of Regulation S-B. Also include a currently dated consent pursuant to Item 601(b)(23) of Regulation S-B.

                  The financial information has been updated to December 31, 2004, and a current consent is attached as Exhibit 23.1

                                                     Sincerely yours,

                                                     /s/ Ronald L. Brown

                                                     Ronald L. Brown



RLB:chm

cc:      Assure Data, Inc.
         Tschopp, Whitcomb & Orr, PA